File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2005

Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☑                    Form 40-F  ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐                    No  ☑

     [If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                    .]

Table of Contents

Monthly Sales Report — May 2005	3

Regulated Announcement for the month of May 2005	4 ~ 7

Signatures	8

MACRONIX INTERNATIONAL CO., LTD.

For the month of May 2005

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of May 2005.

     Sales volume (NT$ : Thousand)

Time	Item	2005	2004	Changes	(%)
May	Invoice amount	1,292,866	2,269,092	-976,226	-43.02%
May	Net Sales	1,286,645	2,255,025	-968,380	-42.94%

     Funds lent to other parties (NT$ : Thousand)

	Bal. As of	Bal. As of	Limit
	May, 2005 end	April, 2005 end	of lending
MXIC	0	0	0
MXIC’s subsidiaries	1,447,974	1,445,466	5,397,695

     Endorsements and guarantees (NT$ : Thousand)

	Limit of endorsement	May	Bal. As of period end
MXIC	15,604,058	-1,724,525	1,937,403
MXIC’s subsidiaries	0	0	0
MXIC endorses for subsidiaries		0	1,937,403
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0

     Financial derivatives transactions (NT$ : Thousand)

4-1 Trading purpose :

Option
		Future	Sell		Buy		Forward	Swap	Others
			Call	Put	Call	Put
Margin Payment		—	—	—	—	—	—	—	—
Premium Income (Expense)		—	—	—	—	—	—	—	—
Outstanding Contract	Notional Amount	—	—	—	—	—	—	—	—
	Mark to Market Value	—	—	—	—	—	—	—	—
Expired Contract	Notional Amount	—	—	—	—	—	—	144,800	—
	Recognized Amount	—	—	—	—	—	—	-818	—

4-1 Hedging purpose (for assets/liabilities denominated in foreign currencies):

			Option
		Future	Sell		Buy		Forward	Swap	Others
			Call	Put	Call	Put
Margin Payment		—	—	—	—	—	—	—	—
Premium Income (Expense)		—	—	—	—	—	—	—	—
Outstanding Contract	Notional Amount	—	—	—	—	—	156,775	—	—
	Mark to Market Value	—	—	—	—	—	-125	—	—
Expired Contract	Notional Amount	—	—	—	—	—	219,485	—	—
	Recognized Amount	—	—	—	—	—	11,505	—	—

MACRONIX INTERNATIONAL CO., LTD.

For the month of May 2005

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC; 3) outstanding units and shares of ADR; 4) outstanding amount of Convertible Bonds by MXIC for the month of May 2005.

The trading of directors, supervisors, executive officers and 10% shareholders :

		Number of
		shares held
		when elected
		(for Directors,	Number of	Number of shares
		Supervisors and	shares held as	held as
Title	Name	Executive Officers)	April 30, 2005	May 31, 2005	Changes
Director & Supervisor	Shun-Yin Investment Ltd.	50,000	50,000	120,050,000	+120,000,000
Assistant Vice President	C.D. Lin	0	3,049,822	3,039,822	-10,000
Assistant Vice President	Paul Yeh	0	8,618,102	8,546,102	-72,000

     The pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders : None

     Outstanding units and shares of ADR :

	Outstanding of	Outstanding of	Outstanding of
Outstanding of units on	shares on	units on	shares on
April 31, 2005	April 30, 2005	May 31, 2005	May 31, 2005
2,056,315.3	20,563,153	2,056,315.3	20,563,153

     Outstanding amount of Convertible Bonds :

	Conversion	Outstanding Amounts	Outstanding Amounts
Convertible Bonds	Price	on April 30, 2005	On May 31, 2005
0.5% Convertible Bonds Due 2007	NT$28.2329	USD$100,000	USD$100,000

MACRONIX INTERNATIONAL CO., LTD.

For the month of May 2005

This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of May 2005.

     The acquisition of assets :

			Purchase Price
		Trade Quantity	(Per Unit)	Trade Amount
Date	Description of assets	(Unit)	(NT$)	(NT$)
2005/05/23	NITC BOND FUND	1,865,613.6000	160.9640	300,296,628
2005/05/23	HSBC NTD Money Management Fund	20,657,191.7000	14.5272 ~ 14.5545	300,466,704

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.
Date: June 15, 2005	By:	/s/ Paul Yeh
		Name:	Paul Yeh
		Title:	Associate Vice President of Finance Center